May 21, 2025

Jennifer Ernst
Chief Executive Officer
Tivic Health Systems, Inc.
47685 Lakeview Blvd.
Fremont, California 94538

        Re: Tivic Health Systems, Inc.
            Draft Registration Statement on Form S-1
            Submitted May 15, 2025
            CIK No. 0001787740
Dear Jennifer Ernst:

       We have conducted a limited review of your draft registration statement and have the following comment.

        Please respond to this letter by providing any requested information and by publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted May 15, 2025
Plan of Distribution, page 17

1. We note your statement that the Selling Stockholder and any underwriters, broker-
       dealers or agents that participate in the sale of the common stock or interests therein
       may be    underwriters    within the meaning of Section 2(a)(11) of the
Securities Act.
       Please clarify if you intend to rely on the guidance provided in Securities Act
       Compliance and Disclosure Interpretation 139.13 and, if so, revise the registration statement to identify the equity line investor as an underwriter as well as a selling shareholder. If you believe your transaction constitutes a genuine secondary offering rather than an indirect primary offering, please provide us with your analysis of the factors described in Securities Act Compliance and Disclosure Interpretations 612.09
       and 139.11.
 May 21, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       We also remind you that your registration statement must be on file at least two business days prior to the requested effective date and time. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Conlon Danberg at 202-551-4466 or Jane Park at 202-551-7439 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and
                                                            Services
cc:   Christopher L. Tinen, Esq.